UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 4)

International Flavors & Fragrances Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

459506101

(CUSIP Number)

William Lexmond

Winder Investment Pte Ltd

03-00 8 Robinson Road, ASO Building

Singapore 048544

+65 6228 9388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 15 Pages

1.	Name of Reporting Persons Winder Investment Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO (see item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 25,057,193 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 25,057,193 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,057,193 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.3% (see item 5)
14.	Type of Reporting Person (see instructions) OO

Page 3 of 15 Pages

1.	Name of Reporting Persons Freemont Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO (see item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 25,057,193 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 25,057,193 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,057,193 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.3% (see item 5)
14.	Type of Reporting Person (see instructions) OO

Page 4 of 15 Pages

1.	Name of Reporting Persons Haldor Foundation
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO (see item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Liechtenstein
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 25,057,193 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 25,057,193 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,057,193 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.3% (see item 5)
14.	Type of Reporting Person (see instructions) OO

Page 5 of 15 Pages

1.	Name of Reporting Persons Peter Prast
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO (see item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Liechtenstein
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 25,057,193 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 25,057,193 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,057,193 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.3% (see item 5)
14.	Type of Reporting Person (see instructions) IN

Page 6 of 15 Pages

1.	Name of Reporting Persons Ernst Walch
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO (see item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Liechtenstein
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 25,057,193 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 25,057,193 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,057,193 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.3% (see item 5)
14.	Type of Reporting Person (see instructions) IN

Page 7 of 15 Pages

Item 1.	Security and Issuer.

This statement relates to the Common Stock (the “Common Stock”) of International Flavors & Fragrances Inc., a New York corporation (the “Issuer”), having its principal executive office at 521 West 57th Street, New York, N.Y. 10019-2960.

Item 2.	Identity and Background.

This statement is being filed by (i) Peter Prast, a citizen of Liechtenstein, (ii) Ernst Walch, a citizen of Liechtenstein, (iii) Haldor Foundation, a foundation organized under the laws of Liechtenstein (“Haldor”), (iv) Freemont Capital Pte. Ltd., a private limited company organized under the laws of Singapore and a wholly owned subsidiary of Haldor (“Freemont”) and (v) Winder Investment Pte Ltd, a private limited company organized under the laws of Singapore and a wholly owned subsidiary of Freemont (“Winder”) (collectively, the “Reporting Persons”).

The address of the principal business office of Winder is #17-01 6 Battery Road, Singapore 049909. The principal business of Winder is to purchase, sell, trade and invest in securities. The names, citizenship, business addresses and present principal occupation or employment of the directors and executive officers of Winder are as follows:

Name	Citizenship	Business Address	Occupation
William Cornelius Lexmond	Canadian	#17-01 6 Battery Road, Singapore 049909	Director of Freemont, Winder
Sharon Yam Kwai Ying	Singaporean	#17-01 6 Battery Road, Singapore 049909	Director of Freemont, Winder
Iqbal Jumabhoy	Singaporean	53 Holland Park, Singapore 249493	Director, Chief Executive Officer of Edge Capital Pte Ltd

The address of the principal business office of Freemont is #17-01 6 Battery Road Singapore 049909. The principal business of Freemont is that of an investment holding company and asset manager of its subsidiary companies. The names, citizenship, business addresses and present principal occupation or employment of the directors and officers of Freemont are as follows:

Name	Citizenship	Business Address	Occupation
William Cornelius Lexmond	Canadian	#17-01 6 Battery Road Singapore 049909	Director of Freemont, Winder
Sharon Yam Kwai Ying	Singaporean	#17-01 6 Battery Road Singapore 049909	Director of Freemont, Winder
Iqbal Jumabhoy	Singaporean	53 Holland Park, Singapore 249493	Director, Chief Executive Officer of Edge Capital Pte Ltd

The address of the principal office of Haldor is Zollstrasse 16 FL-9494 Schaan, Liechtenstein. Haldor is a Liechtenstein foundation. The names, citizenship, business addresses and present principal occupation or employment of the board members of Haldor are as follows:

Name	Citizenship	Business Address	Occupation
Peter Prast	Liechtenstein	Aeulestrasse 5, 9490 Vaduz, Liechtenstein	Manager of ATU Allgemeines Treuunternehmen
Ernst Walch	Liechtenstein	Zollstrasse 16, 9494 Schaan, Liechtenstein	Attorney at Tower Trust Company

During the five years prior to the date hereof, neither the Reporting Persons nor any of the Reporting Persons’ directors or executive officers have been convicted in a criminal proceeding or have been a party to a civil proceeding ending in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 8 of 15 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 25,057,193 shares of Common Stock and 2,958,500 6.00% Tangible Equity Units, including purchase contracts that can be settled in shares of Common Stock (the “Purchase Contracts”), which if voluntarily settled will, as of the date hereof, result in the issuance of 927,193 shares of Common Stock (which shares are included in the number of shares of Common Stock deemed beneficially owned by the Reporting Persons). The funds used by Winder to acquire the securities described herein were derived from the assets of Haldor.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities for investment purposes. The Reporting Persons intend to purchase additional shares of Common Stock from time to time subject to an ongoing evaluation of their investment in the Issuer’s securities, prevailing market conditions, and/or other investment considerations. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may also decide to dispose of shares or derivative securities of the Issuer. Except as set forth above, the Reporting Persons do not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	Winder is the record owner of 24,130,000 shares of Common Stock and 2,958,200 Purchase Contracts, which if voluntarily settled will, as of the date hereof, result in the issuance of 927,193 shares of Common Stock. Winder is a wholly owned subsidiary of Freemont, Freemont is a wholly owned subsidiary of Haldor and Mr. Prast and Mr. Walch are board members of Haldor. By virtue of such relationships, Freemont, Haldor, Mr. Prast and Mr. Walch may be deemed to beneficially own the shares held of record by Winder.

The Reporting Persons may be deemed to own beneficially 23.3% of the Issuer’s Common Stock, which percentage is calculated based on (i) 106,802,194 shares of Common Stock outstanding as of February, 26, 2020, as set forth in the Issuer’s Form 10-K Annual Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019, as filed on March 3, 2020, and (ii) 927,193 shares of Common Stock issuable as of the date hereof upon voluntary settlement of Purchase Contracts held by Winder.

(b)	Regarding the number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.
	(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.
	(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.
	(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.
(c)	The transactions effected by Winder within the past sixty days are as follows:

Transaction Date	Transaction	Security	Shares Bought	Price
02/07/2020	Buy	Common Stock	45,920	$139.93	(1)
02/21/2020	Buy	Common Stock	43,305	$131.79	(2)
02/24/2020	Buy	Common Stock	13,613	$125.93	(3)
02/24/2020	Buy	Common Stock	39,177	$126.85	(4)
02/24/2020	Buy	Common Stock	43,585	$127.75	(5)
02/24/2020	Buy	Common Stock	1,100	$129.25	(6)
02/25/2020	Buy	Common Stock	13,056	$122.57	(7)
02/25/2020	Buy	Common Stock	54,344	$123.62	(8)
02/25/2020	Buy	Common Stock	5,100	$124.49	(9)
02/25/2020	Buy	Common Stock	8,600	$125.71	(10)
02/25/2020	Buy	Common Stock	39,172	$126.66	(11)
02/25/2020	Buy	Common Stock	12,478	$127.58	(12)
02/25/2020	Buy	Common Stock	1,750	$128.37	(13)
02/26/2020	Buy	Common Stock	50,983	$123.34	(14)
02/26/2020	Buy	Common Stock	9,250	$124.32	(15)
02/26/2020	Buy	Common Stock	25,941	$125.42	(16)
02/26/2020	Buy	Common Stock	16,226	$126.19	(17)
02/26/2020	Buy	Common Stock	300	$126.90	(18)
02/27/2020	Buy	Common Stock	10,909	$121.58	(19)
02/27/2020	Buy	Common Stock	24,000	$122.64	(20)
02/27/2020	Buy	Common Stock	27,441	$123.77	(21)
02/27/2020	Buy	Common Stock	15,691	$124.88	(22)

Page 9 of 15 Pages

Transaction Date	Transaction	Security	Shares Bought	Price
02/27/2020	Buy	Common Stock	16,200	$125.70	(23)
02/27/2020	Buy	Common Stock	11,059	$126.52	(24)
02/28/2020	Buy	Common Stock	8,900	$116.06	(25)
02/28/2020	Buy	Common Stock	29,876	$117.06	(26)
02/28/2020	Buy	Common Stock	37,519	$117.91	(27)
02/28/2020	Buy	Common Stock	22,698	$118.98	(28)
02/28/2020	Buy	Common Stock	10,307	$119.74	(29)
02/28/2020	Buy	Common Stock	700	$120.90	(30)
03/02/2020	Buy	Common Stock	6,500	$119.72	(31)
03/02/2020	Buy	Common Stock	16,200	$120.64	(32)
03/02/2020	Buy	Common Stock	24,163	$121.43	(33)
03/02/2020	Buy	Common Stock	21,237	$122.34	(34)
03/03/2020	Buy	Common Stock	2,150	$119.50	(35)
03/03/2020	Buy	Common Stock	12,200	$120.92	(36)
03/03/2020	Buy	Common Stock	32,095	$121.64	(37)
03/03/2020	Buy	Common Stock	24,155	$122.52	(38)
03/03/2020	Buy	Common Stock	8,500	$123.64	(39)
03/03/2020	Buy	Common Stock	2,600	$124.44	(40)
03/04/2020	Buy	Common Stock	14,432	$124.56	(41)
03/04/2020	Buy	Common Stock	15,865	$125.30	(42)
03/04/2020	Buy	Common Stock	16,611	$126.45	(43)
03/04/2020	Buy	Common Stock	25,992	$127.48	(44)
03/05/2020	Buy	Common Stock	20,803	$124.44	(45)
03/05/2020	Buy	Common Stock	57,635	$125.14	(46)
03/05/2020	Buy	Common Stock	19,462	$126.18	(47)
03/05/2020	Buy	Common Stock	3,200	$127.30	(48)
03/06/2020	Buy	Common Stock	29,776	$121.03	(49)
03/06/2020	Buy	Common Stock	38,138	$121.74	(50)
03/06/2020	Buy	Common Stock	33,086	$122.73	(51)
03/06/2020	Buy	Common Stock	6,100	$123.93	(52)
03/09/2020	Buy	Common Stock	16,203	$110.42	(53)
03/09/2020	Buy	Common Stock	17,745	$111.44	(54)
03/09/2020	Buy	Common Stock	32,529	$112.58	(55)
03/09/2020	Buy	Common Stock	36,740	$113.48	(56)
03/09/2020	Buy	Common Stock	11,305	$114.22	(57)
03/09/2020	Buy	Common Stock	12,572	$115.48	(58)
03/09/2020	Buy	Common Stock	35,728	$116.53	(59)
03/09/2020	Buy	Common Stock	12,878	$117.44	(60)
03/09/2020	Buy	Common Stock	9,200	$118.21	(61)
03/10/2020	Buy	Common Stock	22,467	$115.61	(62)
03/10/2020	Buy	Common Stock	51,652	$116.61	(63)
03/10/2020	Buy	Common Stock	44,677	$117.41	(64)
03/10/2020	Buy	Common Stock	39,860	$118.48	(65)
03/11/2020	Buy	Common Stock	25,306	$110.47	(66)
03/11/2020	Buy	Common Stock	48,797	$111.47	(67)
03/11/2020	Buy	Common Stock	16,597	$112.31	(68)
03/11/2020	Buy	Common Stock	11,971	$113.47	(69)
03/11/2020	Buy	Common Stock	28,478	$114.43	(70)
03/11/2020	Buy	Common Stock	10,595	$115.12	(71)
03/12/2020	Buy	Common Stock	9,665	$95.67	(72)
03/12/2020	Buy	Common Stock	15,427	$96.77	(73)
03/12/2020	Buy	Common Stock	20,700	$97.47	(74)
03/12/2020	Buy	Common Stock	12,915	$98.75	(75)
03/12/2020	Buy	Common Stock	19,418	$99.72	(76)
03/12/2020	Buy	Common Stock	27,096	$100.67	(77)
03/12/2020	Buy	Common Stock	8,298	$101.38	(78)
03/12/2020	Buy	Common Stock	7,900	$102.76	(79)
03/12/2020	Buy	Common Stock	7,100	$103.88	(80)
03/12/2020	Buy	Common Stock	3,000	$104.68	(81)
03/12/2020	Buy	Common Stock	894	$105.79	(82)
03/13/2020	Buy	Common Stock	9,844	$100.89	(83)
03/13/2020	Buy	Common Stock	6,677	$101.91	(84)
03/13/2020	Buy	Common Stock	8,410	$102.90	(85)
03/13/2020	Buy	Common Stock	21,052	$103.89	(86)
03/13/2020	Buy	Common Stock	14,236	$104.76	(87)
03/13/2020	Buy	Common Stock	6,620	$105.82	(88)
03/13/2020	Buy	Common Stock	7,525	$107.11	(89)
03/13/2020	Buy	Common Stock	5,000	$107.79	(90)
03/13/2020	Buy	Common Stock	5,000	$109.02
03/16/2020	Buy	Common Stock	3,799	$98.97	(91)
03/16/2020	Buy	Common Stock	14,741	$99.93	(92)
03/16/2020	Buy	Common Stock	37,215	$101.05	(93)
03/16/2020	Buy	Common Stock	22,885	$101.78	(94)
03/16/2020	Buy	Common Stock	9,000	$102.70	(95)
03/16/2020	Buy	Common Stock	3,900	$104.12	(96)
03/16/2020	Buy	Common Stock	4,703	$104.88	(97)
03/16/2020	Buy	Common Stock	8,400	$105.99	(98)
03/17/2020	Buy	Common Stock	3,418	$101.11	(99)
03/17/2020	Buy	Common Stock	4,300	$102.01	(100)
03/17/2020	Buy	Common Stock	2,791	$102.97	(101)
03/17/2020	Buy	Common Stock	4,583	$104.11	(102)

Page 10 of 15 Pages

Transaction Date	Transaction	Security	Shares Bought	Price
03/17/2020	Buy	Common Stock	6,600	$105.01	(103)
03/17/2020	Buy	Common Stock	6,553	$106.52	(104)
03/17/2020	Buy	Common Stock	24,757	$107.41	(105)
03/17/2020	Buy	Common Stock	15,779	$108.31	(106)
03/17/2020	Buy	Common Stock	25,114	$109.29	(107)
03/17/2020	Buy	Common Stock	9,983	$110.29	(108)
03/17/2020	Buy	Common Stock	2,800	$111.18	(109)
03/18/2020	Buy	Common Stock	2,600	$99.01	(110)
03/18/2020	Buy	Common Stock	13,924	$100.12	(111)
03/18/2020	Buy	Common Stock	14,124	$101.01	(112)
03/18/2020	Buy	Common Stock	9,350	$102.01	(113)
03/18/2020	Buy	Common Stock	16,467	$103.01	(114)
03/18/2020	Buy	Common Stock	15,704	$104.00	(115)
03/18/2020	Buy	Common Stock	12,359	$104.99	(116)
03/18/2020	Buy	Common Stock	12,180	$106.08	(117)
03/18/2020	Buy	Common Stock	14,200	$107.03	(118)
03/18/2020	Buy	Common Stock	5,194	$107.97	(119)
03/18/2020	Buy	Common Stock	400	$108.76	(120)
03/19/2020	Buy	Common Stock	3,560	$104.25	(121)
03/19/2020	Buy	Common Stock	8,779	$105.02	(122)
03/19/2020	Buy	Common Stock	6,900	$106.17	(123)
03/19/2020	Buy	Common Stock	17,697	$107.22	(124)
03/19/2020	Buy	Common Stock	23,278	$108.13	(125)
03/19/2020	Buy	Common Stock	17,000	$108.97	(126)
03/19/2020	Buy	Common Stock	6,999	$110.06	(127)
03/19/2020	Buy	Common Stock	1,500	$110.87	(128)
03/20/2020	Buy	Common Stock	5,100	$101.58	(129)
03/20/2020	Buy	Common Stock	31,829	$102.48	(130)
03/20/2020	Buy	Common Stock	22,834	$103.29	(131)
03/20/2020	Buy	Common Stock	12,144	$104.30	(132)
03/20/2020	Buy	Common Stock	7,006	$105.18	(133)
03/20/2020	Buy	Common Stock	1,500	$106.33	(134)
03/20/2020	Buy	Common Stock	700	$107.02	(135)
03/20/2020	Buy	Common Stock	5,200	$108.18	(136)
03/23/2020	Buy	Common Stock	8,576	$92.71	(137)
03/23/2020	Buy	Common Stock	28,320	$93.66	(138)
03/23/2020	Buy	Common Stock	35,631	$94.61	(139)
03/23/2020	Buy	Common Stock	22,997	$95.69	(140)
03/23/2020	Buy	Common Stock	4,022	$96.53	(141)
03/23/2020	Buy	Common Stock	2,800	$97.57	(142)
03/23/2020	Buy	Common Stock	14,221	$98.88	(143)
03/23/2020	Buy	Common Stock	10,400	$99.72	(144)
03/23/2020	Buy	Common Stock	4,300	$100.65	(145)
03/23/2020	Buy	Common Stock	2,800	$101.83	(146)
03/23/2020	Buy	Common Stock	200	$102.29	(147)
03/24/2020	Buy	Common Stock	8,523	$98.97	(148)
03/24/2020	Buy	Common Stock	39,543	$99.78	(149)
03/24/2020	Buy	Common Stock	9,863	$100.79	(150)
03/24/2020	Buy	Common Stock	8,000	$101.66	(151)
03/24/2020	Buy	Common Stock	2,492	$102.71	(152)
03/24/2020	Buy	Common Stock	7,500	$103.98	(153)
03/24/2020	Buy	Common Stock	12,038	$105.12	(154)
03/24/2020	Buy	Common Stock	2,200	$105.72	(155)
03/25/2020	Buy	Common Stock	2,000	$96.37	(156)
03/25/2020	Buy	Common Stock	5,200	$97.26	(157)
03/25/2020	Buy	Common Stock	2,400	$98.51	(158)
03/25/2020	Buy	Common Stock	3,502	$99.54	(159)
03/25/2020	Buy	Common Stock	4,600	$100.63	(160)
03/25/2020	Buy	Common Stock	5,000	$101.52	(161)
03/25/2020	Buy	Common Stock	5,471	$102.71	(162)
03/25/2020	Buy	Common Stock	2,705	$103.92	(163)
03/25/2020	Buy	Common Stock	23,150	$104.87	(164)
03/25/2020	Buy	Common Stock	37,220	$105.80	(165)
03/25/2020	Buy	Common Stock	10,500	$106.64	(166)
03/25/2020	Buy	Common Stock	1,700	$107.73	(167)
03/25/2020	Buy	Common Stock	100	$108.45
03/26/2020	Buy	Common Stock	500	$104.87	(168)
03/26/2020	Buy	Common Stock	1,300	$106.04	(169)
03/26/2020	Buy	Common Stock	2,700	$107.43	(170)
03/26/2020	Buy	Common Stock	5,223	$108.38	(171)
03/26/2020	Buy	Common Stock	8,201	$109.47	(172)
03/26/2020	Buy	Common Stock	2,500	$110.42	(173)
03/26/2020	Buy	Common Stock	10,900	$111.52	(174)
03/26/2020	Buy	Common Stock	8,012	$112.42	(175)
03/26/2020	Buy	Common Stock	7,789	$113.62	(176)
03/26/2020	Buy	Common Stock	2,911	$114.02	(177)
03/27/2020	Buy	Common Stock	18,817	$110.14	(178)
03/27/2020	Buy	Common Stock	16,689	$110.99	(179)

Page 11 of 15 Pages

Transaction Date	Transaction	Security	Shares Bought	Price
03/27/2020	Buy	Common Stock	15,100	$111.93	(180)
03/27/2020	Buy	Common Stock	3,200	$112.76	(181)
03/30/2020	Buy	Common Stock	900	$110.04	(182)
03/30/2020	Buy	Common Stock	6,392	$111.25	(183)
03/30/2020	Buy	Common Stock	2,100	$111.92	(184)
03/30/2020	Buy	Common Stock	100	$112.78	(185)

(1)                                                   This represents the weighted average price of multiple transactions on that day with prices therein ranging from $139.71 to $140.00.

(2)                                                   This represents the weighted average price of multiple transactions on that day with prices therein ranging from $131.29 to $132.20.

(3)                                                   This represents the weighted average price of multiple transactions on that day with prices therein ranging from $125.36 to $126.35.

(4)                                                   This represents the weighted average price of multiple transactions on that day with prices therein ranging from $126.36 to $127.34.

(5)                                                   This represents the weighted average price of multiple transactions on that day with prices therein ranging from $127.37 to $128.35.

(6)                                                   This represents the weighted average price of multiple transactions on that day with prices therein ranging from $128.92 to $129.43.

(7)                                                   This represents the weighted average price of multiple transactions on that day with prices therein ranging from $122.10 to $123.09.

(8)                                                   This represents the weighted average price of multiple transactions on that day with prices therein ranging from $123.10 to $124.09.

(9)                                                   This represents the weighted average price of multiple transactions on that day with prices therein ranging from $124.10 to $125.09.

(10)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $125.10 to $126.09.

(11)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $126.12 to $127.11.

(12)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $127.12 to $128.11.

(13)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $128.12 to $128.63.

(14)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $122.86 to $123.85.

(15)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $123.89 to $124.85.

(16)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $124.89 to $125.88.

(17)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $125.89 to $126.87.

(18)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $126.90 to $126.91.

(19)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $121.15 to $122.05.

(20)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $122.19 to $123.09.

(21)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $123.25 to $124.24.

(22)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $124.28 to $125.27.

(23)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $125.28 to $126.27.

(24)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $126.28 to $126.75.

(25)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $115.50 to $116.49.

(26)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $116.50 to $117.49.

(27)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $117.50 to $118.49.

(28)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $118.50 to $119.49.

(29)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $119.50 to $120.49.

(30)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $120.67 to $121.00.

(31)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $119.00 to $119.98.

(32)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $120.00 to $120.99.

(33)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $121.00 to $121.99.

(34)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $122.00 to $122.61.

(35)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $119.15 to $120.10.

(36)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $120.15 to $121.14.

(37)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $121.15 to $122.14.

(38)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $122.15 to $123.14.

(39)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $123.15 to $124.09.

(40)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $124.15 to $124.85.

(41)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $123.95 to $124.94.

(42)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $124.95 to $125.94.

(43)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $125.95 to $126.94.

(44)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $126.95 to $127.78.

(45)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $123.79 to $124.78.

(46)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $124.79 to $125.78.

(47)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $125.80 to $126.75.

(48)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $126.91 to $127.85.

(49)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $120.38 to $121.375.

(50)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $121.38 to $122.37.

(51)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $122.39 to $123.345.

(52)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $123.49 to $124.31.

(53)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $110.00 to $110.99.

(54)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $111.00 to $111.99.

(55)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $112.00 to $112.97.

(56)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $113.00 to $113.99.

(57)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $114.00 to $114.99.

(58)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $115.00 to $115.98.

(59)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $116.00 to $116.98.

(60)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $117.00 to $117.99.

(61)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $118.00 to $118.53.

(62)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $115.00 to $115.99.

(63)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $116.00 to $116.99.

(64)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $117.00 to $117.99.

(65)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $118.00 to $118.76.

Page 12 of 15 Pages

(66)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $109.91 to $110.90.

(67)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $110.91 to $111.90.

(68)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $111.91 to $112.90.

(69)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $112.91 to $113.90.

(70)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $113.91 to $114.90.

(71)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $114.91 to $115.85.

(72)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $95.11 to $96.10.

(73)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $96.13 to $97.12.

(74)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $97.13 to $98.12.

(75)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $98.13 to $99.11.

(76)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $99.13 to $100.12.

(77)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $100.13 to $101.12.

(78)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $101.13 to $102.11.

(79)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $102.13 to $103.11.

(80)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $103.25 to $104.24.

(81)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $104.29 to $105.18.

(82)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $105.38 to $106.06.

(83)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $100.30 to $101.27.

(84)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $101.36 to $102.35.

(85)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $102.40 to $103.39.

(86)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $103.40 to $104.39.

(87)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $104.40 to $105.35.

(88)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $105.40 to $106.33.

(89)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $106.47 to $107.45.

(90)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $107.48 to $108.10.

(91)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $98.45 to $99.44.

(92)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $99.45 to $100.44.

(93)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $100.45 to $101.44.

(94)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $101.45 to $102.44.

(95)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $102.45 to $103.37.

(96)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $103.45 to $104.44.

(97)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $104.45 to $105.37.

(98)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $105.47 to $106.44.

(99)                                                This represents the weighted average price of multiple transactions on that day with prices therein ranging from $100.56 to $101.55.

(100)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $101.60 to $102.51.

(101)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $102.65 to $103.43.

(102)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $103.70 to $104.65.

(103)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $104.70 to $105.45.

(104)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $105.83 to $106.82.

(105)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $106.83 to $107.82.

(106)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $107.83 to $108.81.

(107)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $108.83 to $109.82.

(108)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $109.83 to $110.78.

(109)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $110.90 to $111.48.

(110)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $98.47 to $99.46.

(111)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $99.53 to $100.52.

(112)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $100.53 to $101.50.

(113)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $101.53 to $102.52.

(114)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $102.53 to $103.52.

(115)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $103.53 to $104.50.

(116)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $104.55 to $105.54.

(117)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $105.57 to $106.56.

(118)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $106.57 to $107.51.

(119)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $107.57 to $108.55.

(120)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $108.60 to $109.02.

(121)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $103.58 to $104.54.

(122)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $104.58 to $105.54.

(123)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $105.58 to $106.55.

(124)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $106.59 to $107.58.

(125)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $107.59 to $108.58.

(126)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $108.59 to $109.55.

(127)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $109.60 to $110.59.

(128)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $110.60 to $111.52.

(129)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $100.89 to $101.86.

(130)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $101.89 to $102.88.

(131)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $102.89 to $103.88.

(132)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $103.89 to $104.88.

(133)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $104.89 to $105.84.

(134)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $105.90 to $106.85.

(135)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $106.90 to $107.15.

(136)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $108.17 to $108.36.

(137)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $92.15 to $93.13.

(138)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $93.15 to $94.14.

(139)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $94.15 to $95.14.

Page 13 of 15 Pages

(140)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $95.15 to $96.14.

(141)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $96.15 to $97.13.

(142)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $97.19 to $98.08.

(143)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $98.24 to $99.23.

(144)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $99.24 to $100.19.

(145)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $100.25 to $101.20.

(146)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $101.25 to $102.05.

(147)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $102.28 to $102.30.

(148)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $98.35 to $99.34.

(149)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $99.35 to $100.34.

(150)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $100.35 to $101.29.

(151)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $101.35 to $102.32.

(152)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $102.36 to $103.08.

(153)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $103.49 to $104.47.

(154)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $104.51 to $105.50.

(155)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $105.51 to $106.02.

(156)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $95.84 to $96.83.

(157)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $96.85 to $97.82.

(158)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $97.97 to $98.92.

(159)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $99.03 to $99.99.

(160)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $100.03 to $101.01.

(161)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $101.08 to $101.97.

(162)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $102.20 to $103.04.

(163)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $103.28 to $104.26.

(164)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $104.29 to $105.28.

(165)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $105.29 to $106.26.

(166)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $106.32 to $107.28.

(167)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $107.33 to $108.28.

(168)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $104.59 to $105.02.

(169)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $105.62 to $106.61.

(170)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $106.93 to $107.89.

(171)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $107.94 to $108.87.

(172)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $108.94 to $109.93.

(173)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $109.94 to $110.93.

(174)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $110.94 to $111.93.

(175)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $111.94 to $112.91.

(176)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $112.94 to $113.93.

(177)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $113.94 to $114.22.

(178)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $109.49 to $110.47.

(179)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $110.49 to $111.48.

(180)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $111.49 to $112.48.

(181)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $112.52 to $113.19.

(182)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $109.62 to $110.53.

(183)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $110.73 to $111.72.

(184)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $111.73 to $112.18.

(185)                                             This represents the weighted average price of multiple transactions on that day with prices therein ranging from $112.75 to $112.78.

The Reporting Persons have not effected any transactions in Common Stock during the past 60 days other than those listed above.

(d)               No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by the Reporting Persons.

(e)               Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Purchase Contracts held by Winder were issued pursuant to a Purchase Contract Agreement (the “Purchase Contract Agreement”), dated September 17, 2018, between the Issuer and U.S. Bank National Association (the “Agent”), as purchase contract agent and attorney-in-fact for holders of the Purchase Contracts referred to therein. The Purchase Contract Agreement was filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission (the “SEC”) on September 17, 2018. The Form of Purchase Contract under the Purchase Contract Agreement is included in the Purchase Contract Agreement.

On December 15, 2019, the Issuer entered into a merger agreement with DuPont de Nemours, Inc. (“DuPont”), Nutrition & Biosciences, Inc., a Delaware corporation and wholly owned subsidiary of DuPont (“N&Bco”), and other parties, pursuant to which the Issuer agreed to issue shares of its Common Stock to N&Bco (the “Share Issuance”) in connection with a proposed merger between the Issuer and N&Bco. On December 15, 2019, Winder entered into a Voting Agreement (the “Voting Agreement”) with DuPont pursuant to which Winder agreed, among other things, to refrain from transferring securities of the Issuer held by Winder and to vote any shares of Common Stock held by Winder in favor of the Share Issuance. The Voting Agreement is filed as Exhibit 99.4 hereto.

Item 7.	Material to Be Filed as Exhibits.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 99.1	Joint Filing Agreement, dated as of April 16, 2020, among Winder, Freemont, Haldor, Peter Prast and Ernst Walch, filed as Exhibit 99.1 hereto

Exhibit 99.2	Purchase Contract Agreement, dated as of September 17, 2018, between the Issuer and the Agent, filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 17, 2018.

Exhibit 99.3	Form of Purchase Contract (included in Exhibit 99.2).

Exhibit 99.4	Voting Agreement between DuPont de Nemours, Inc. and Winder Investment Pte. Ltd., dated as of December 15, 2019, as Exhibit 99.4 to the Reporting Persons’ Schedule 13D filed with the SEC on January 8, 2020.

CUSIP No. 459506101	13D/A	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2020

Winder Investment Pte Ltd

By:	/s/ William Lexmond
Name:	William Lexmond
Title:	Director

By:	/s/ Iqbal Jumabhoy
Name:	Iqbal Jumabhoy
Title:	Director

Freemont Capital Pte Ltd

By:	/s/ William Lexmond
Name:	William Lexmond
Title:	Director

By:	/s/ Iqbal Jumabhoy
Name:	Iqbal Jumabhoy
Title:	Director

Haldor Foundation

By:	/s/ Peter Prast
Name:	Peter Prast
Title:	Board Member

By:	/s/ Ernst Walch
Name:	Ernst Walch
Title:	Board Member

/s/ Peter Prast
Peter Prast

/s/ Ernst Walch
Ernst Walch

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 15 of 15 Pages

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: April 16, 2020

Winder Investment Pte Ltd

By:	/s/ William Lexmond
Name:	William Lexmond
Title:	Director

By:	/s/ Sharon Yam
Name:	Sharon Yam
Title:	Director

Freemont Capital Pte Ltd

By:	William Lexmond
Name:	William Lexmond
Title:	Director

By:	/s/ Sharon Yam
Name:	Sharon Yam
Title:	Director

Haldor Foundation

By:	/s/ Peter Prast
Name:	Peter Prast
Title:	Board Member

By:	/s/ Ernst Walch
Name:	Ernst Walch
Title:	Board Member

/s/ Peter Prast
Peter Prast

/s/ Ernst Walch
Ernst Walch